September 25, 2014

Mr. Derek B. Newman
Senior Counsel
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Re: Aspiration Funds: File Nos. 333-192991 and 811-22922

Dear Mr. Newman:

As the President of the Aspiration Funds, I hereby request acceleration of the Aspiration Funds Registration Statement on Form N-1A pursuant to Rule 461(a) under the Securities Act of 1933 for an effectiveness date of Friday, September 26, 2014.

1.
The Aspiration Funds will revise footnote four of the prospectus to reflect all of the comments you gave Steven R Howard of Michelman and Robinson, Aspiration Funds' Counsel, in your telephone conversation today.

2.	The Aspiration Funds undertake to have the comments referred to in 1 above incorporated in a Rule 497 filing to be made next week.
3.	The Aspiration Funds agree supplementally that investments in mutual funds share classes that charge 12b-1 fees will only be made if classes without 12b-1 fees are not available.

The Aspiration Funds acknowledge the following:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
2.
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Aspiration Funds from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Aspiration Funds may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

9200 Sunset Blvd., Los Angeles, CA  90069

If you have any questions or additional comments, please call the undersigned at (424) 279-9351.

Sincerely,

/s/ Andrei Cherny

Andrei Cherny
President, Aspiration Funds

cc:	Steven R. Howard
Alexandra Hyman
Patricia Bruns
Robert Plaze

9200 Sunset Blvd., Los Angeles, CA  90069